Filed by Keryx Biopharmaceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporation:

Keryx Biopharmaceuticals, Inc.

Commission File No.: 000-30929

ISS Recommends that Keryx Biopharmaceuticals Stockholders

Vote “FOR” the Proposed Merger with Akebia Therapeutics

Leading proxy advisory firm recognizes the strategic and financial merits of the merger

BOSTON, Nov. 29, 2018 (GLOBE NEWSWIRE) – Keryx Biopharmaceuticals, Inc. (Nasdaq: KERX), a biopharmaceutical company focused on bringing innovative medicines to people with kidney disease, today announced that leading independent proxy advisory firm Institutional Shareholder Services Inc. (“ISS”) recommends Keryx stockholders vote “FOR” the merger and the proposals relating to the proposed merger with Akebia Therapeutics, Inc. (Nasdaq: AKBA) at the Special Meeting of Keryx stockholders to be held on December 11, 2018.

In recommending that Keryx stockholders vote “FOR” the merger and related proposals relating to the proposed merger, ISS stated in its November 28, 2018 report:1

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“…the strategic rationale appears strong, as both companies are focused on developing drugs for patients with kidney disease, which should lead to substantial cost savings in the long run. Moreover, the company appears to have conducted a relatively thorough process. As such, support for the merger is warranted.”

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“Keryx’s board appears to have conducted a thorough process, proactively reaching out to at least 13 potential transaction partners. Keryx’s board, its management, and its largest shareholder also each conducted diligence on Akebia’s clinical program, which includes its lead product candidate, vadadustat, in Phase 3 development and not yet FDA-approved… the evaluation of Akebia’s clinical program by multiple parties, including Keryx’s largest shareholder, is reassuring.”

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“Akebia’s ability to use Keryx’s existing commercial organization is a big reason that the combined company forecasts cumulative cost savings of $250 million over the five years after the merger closes.”

YOUR VOTE IS IMPORTANT—PLEASE VOTE TODAY

The Keryx Board unanimously recommends that Keryx stockholders vote “FOR” the merger and proposals relating to the proposed merger. Additionally, Keryx’s largest stockholder, The Baupost Group, LLC, has entered into a voting agreement in support of the transaction.

If you have any questions, require assistance with voting your proxy card, or need additional copies of the proxy materials, please contact:

Georgeson

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Toll-Free: (888) 680-1525

[1]	Permission to use quotations neither sought nor obtained.

About Keryx Biopharmaceuticals

Keryx Biopharmaceuticals, Inc., headquartered in Boston, Massachusetts, is focused on the development and commercialization of innovative medicines that provide unique and meaningful advantages to people with kidney disease. The Keryx team works with passion to advance the care of people with this complex disease. This dedication has resulted in two FDA-approved indications for Keryx’s first medicine, Auryxia (ferric citrate) tablets. For more information about Keryx, please visit www.keryx.com.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “create,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “position,” “predict,” “potential,” “opportunity,” “working to,” “look forward” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including the ability of the parties to complete the merger; expectations for the combined company; the value proposition of the transaction for stockholders; and the consummation of the merger and the potential benefits of the merger are forward looking statements. Important factors that could cause actual results to differ materially from Akebia’s and Keryx’s plans, estimates or expectations could include, but are not limited to: (i) Akebia or Keryx may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Akebia or Keryx to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Akebia or Keryx does business, or on Akebia’s or Keryx’s operating results and business generally; (v) Akebia’s or Keryx’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Akebia or Keryx may be adversely affected by other economic, business, and/or competitive factors, including the receipt by Keryx of a notice letters on October 31, 2018, and November 6, 2018, regarding abbreviated new drug applications submitted to the FDA requesting approval to market, sell and use a generic version of the Auryxia; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Akebia or Keryx may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes, including the recent changes to reimbursement coverage for Auryxia that could have a material adverse effect on Auryxia sales and profitability; (xiii) expectations for future clinical trials, the timing and potential outcomes of clinical trials and interactions with regulatory authorities; and (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Akebia and Keryx are set forth in their respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including each of Akebia’s and Keryx’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, the definitive joint proxy statement/prospectus filed by Akebia and Keryx and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular “Risk Factors” in the joint proxy statement/prospectus, Item 1A of Akebia’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, under the heading “Risk Factors” and Item 1A of Keryx’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, under the heading “Risk Factors.” The risks and uncertainties described above and in the definitive joint proxy statement/prospectus, Akebia’s most recent Quarterly Report on Form 10-Q and Keryx’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Akebia and Keryx and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Akebia and Keryx file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Akebia and Keryx assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information and Where to Find It

In connection with the proposed merger, Akebia has filed with the SEC a Registration Statement on Form S-4, which, as amended, includes a final prospectus with respect to the shares of Akebia’s common stock to be issued in the proposed merger and a definitive joint proxy statement of Keryx and Akebia with respect to the proposed merger. The Registration Statement was declared effective by the SEC on October 30, 2018, and the definitive joint proxy statement was mailed or otherwise made available to Keryx’s and Akebia’s respective stockholders on October 31, 2018. BEFORE MAKING ANY VOTING DECISION, KERYX’S AND AKEBIA’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF AKEBIA AND KERYX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders can obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Akebia and Keryx, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Akebia and Keryx make available free of charge at www.akebia.com (in the “Investors” section) and www.keryx.com (in the “Investors & Media” section), respectively, copies of materials they file with, or furnish to, the SEC.

Participants in the Merger Solicitation

Akebia, Keryx and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Akebia and Keryx in connection with the proposed merger. Information regarding the interests of such individuals in the proposed merger, by security holdings or otherwise, is included in the joint proxy statement/prospectus relating to the proposed merger that has been filed with the SEC. In addition, security holders may obtain information regarding the names, affiliations and interests of Akebia’s directors and officers in Akebia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 12, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and information regarding the names, affiliations and interests of Keryx’s directors and officers in Keryx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and the Amendment No. 1 on Form 10-K/A, which was filed with the SEC on April 30, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 31, 2018. To the extent the holdings of Akebia securities by Akebia’s directors and executive officers or the holdings of Keryx securities by Keryx’s directors and executive officers have changed since the amounts set forth in the joint proxy statement/prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Akebia’s website at www.akebia.com and Keryx’s website at www.keryx.com.

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities.

Keryx Biopharmaceuticals Contact

Amy Sullivan

Senior Vice President, Corporate Affairs

T: (617) 466-3519

investors@keryx.commedia@keryx.com

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